Contact:

Bob Rai, Director and CEO
604-247-2639

info@vancpharm.com

www.vancpharm.com

Philippe Ugnat, LLB joins VANC Pharmaceuticals Inc. as Stratregic Advisor

VANCOUVER, BC, September 17, 2018 – VANC Pharmaceuticals Inc. (“VANC” or the “Company”) is pleased to announce the appointment of Philippe Ugnat as Strategic Advisor to help drive the corporate growth and strengthen the Company’s presence in the Province of Ontario and Québec.

Upon joining VANC as Strategic Advisor, Philippe said: “I’m excited to be joining VANC Pharmaceuticals and to leverage my background and experience to help with the growth and implementation of a forward-thinking vision aimed at improving the overall delivery of healthcare. I see tremendous value in making breakthrough technology like the HealthTab point-of-care screening system readily accessible and enabling patients to have a hands-on approach to actively manage their physical and mental well-being”.

Philippe is a recognized leader known for crafting the requisite strategic vision to achieve business goals, rapidly increase company growth and shareholder value.  Over the span of 20 years, Philippe has worked with startups to public companies and leveraged his broad international business and transactional experience to successfully develop, lead and implement innovative business solutions aimed at delivering growth through technology innovation and development, geographic expansion, strategic alliances, customer partnerships and mergers and acquisitions. He has worked has a lawyer in Ottawa and Toronto for several years and focused mainly on Initial Public Offerings, private and public equity and debt financings, mergers and acquisitions, corporate restructurings and reorganizations and corporate governance related matters.

Philippe holds a Bachelor of Laws, LL.B. and a Bachelor of Political Science from the University of Ottawa. He was called to the Bar of Ontario in 1998.

Philippe will work closely with Bob Rai (CEO) and actively support the execution of the Company’s strategic vision while taking the lead on several high-profile initiatives, including setting up and managing relationships and alliances while analyzing potential growth opportunities for corporate fit and value creation.

About VANC Pharmaceuticals Inc.

VANC Pharmaceuticals aims to become the partner of choice for forward-thinking pharmacies across Canada. With an established sales force, distribution network, and team of highly experienced professionals in pharmacy, point- of-care testing and health technology, VANC is growing beyond generics to provide pharmacists with innovative, value-added products and services to expand their scope of practice and support their evolving role as front-line healthcare providers.

www.vancpharm.com

For more information, please contact Bob Rai at 604-247-2639 or by email at info@vancpharm.com.

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves VANC’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. VANC generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. The forward- looking statements in this release are based upon information available to VANC as of the date of this release, and VANC assumes no obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of VANC and are subject to risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.